Contents



Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
First Heartland Capital, Inc.
Lake St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Heartland Capital, Inc. as of December 31, 2025, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules referred to in the Auditors' Report on Supplemental Information section of the report (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of First Heartland Capital, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of First Heartland Capital, Inc.'s management. Our responsibility is to express an opinion on First Heartland Capital, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to First Heartland Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

THE POWER TO DREAM BIG

St. Louis
800 Market Street, Suite 500
St. Louis, MO 63101-2501

Chesterfield
16090 Swingley Ridge Road, Suite 220
Chesterfield, MO 63017-2064

p 314.655.5500
f 314.655.5501
anderscpa.com

Page 1

Auditors' Report on Supplemental Information

The Schedule 1 Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1 of the Securities Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of First Heartland Capital, Inc.'s financial statements. The supplemental information is the responsibility of First Heartland Capital, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule 1 Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1 of the Securities Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Anders Minkler Huber & Helm LLP

We have served as First Heartland Capital, Inc.'s auditor since 2006.

St. Louis, Missouri

February 25, 2026

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SEC FILE NUMBER
8-46008

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025**   AND ENDING **12/31/2025**

                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **First Heartland Capital, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4101 Lake St. Louis Blvd.

(No. and Street)

Lake St. Louis	**MO**	**63367**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David M. Hoff	**636-695-2807**	dhoff@firstheartland.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Anders Minkler Huber & Helm, LLP

(Name – if individual, state last, first, and middle name)

800 Market Street, Suite 500	**St. Louis**	**MO**	**63101**
(Address)	(City)	(State)	(Zip Code)
01/25/2005		**2100**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, David M. Hoff _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of First Heartland Capital, Inc. _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: President

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17o-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

First Heartland● Capital, Inc.
Statement of Financial Condition
December 31, 2025

Assets

Assets
Cash and cash equivalents	$	3,325,324
Commissions receivable		436,962
Representative receivable		47,577
Loan Receivable		325,000
Deposits		105,865
Investments, at fair value		13,127
Property and equipment, net		4,697
Total Assets	$	4,258,552

Liabilities and Stockholder's Equity

Liabilities
Clearing fees payable	$	5,867
Commission payable		376,586
Payroll liabilities		4,330
Due to related party		209,849
Loan guarantee payable		200,000
Total Liabilities		796,632

Stockholder's Equity
Common stock, no par value
Authorized – 30,000 shares
Issued and outstanding – 3,000 shares	30,000
Additional paid-in capital	415,000
Retained Earnings	3,016,920
Total Stockholder's Equity	3,461,920

Total Liabilities and Stockholder's Equity	$	4,258,552

First Heartland● Capital, Inc.
Statement of Income
Year Ended December 31, 2025

Revenues		
Commissions	$	19,939,261
12b-1 Fees		2,473,651
Administrative fees, net		1,814,933
Interest income		114,478
		24,342,323
Expenses		
Clearing fees		264,637
Commissions		18,500,696
Depreciation and amortization		2,366
Dues and subscriptions		8,376
Insurance		317,418
Office Expense		67,554
Professional fees		56,068
Retirement contributions		299,038
Salaries		3,307,144
Taxes and licenses		352,636
Technology		560,561
		23,736,494
Income (Loss) from Operations		605,829
Other Income (Expense)		
Interest expense		(769)
Representative reimbursements		423,305
Other expense		(5,422)
Total Other Income (Expense)		417,114
Net Income	$	1,022,943

First Heartland® Capital, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2025

	Common Stock		Additional Paid-in Capital	Retained Earnings	Stockholder's Equity
	Shares	Amount			
December 31, 2024	3,000	$ 30,000	$ 415,000	$ 2,015,224	$ 2,460,224
Net income	-	-	-	1,022,943	1,022,943
Distributions to stockholders	-	-	-	(21,247)	(21,247)
December 31, 2025	3,000	$ 30,000	$ 415,000	$ 3,016,920	$ 3,461,920

First Heartland● Capital, Inc.
Statement of Cash Flows
Year Ended December 31, 2025

Cash Flows From Operating Activities		
Net income	$	1,022,943
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		2,366
Unrealized gain on investments		(1,566)
(Increase) decrease in assets		
Commissions receivable		(163,703)
Loan Receivable		(265,000)
Representative receivable		(25,247)
Deposits		(2,941)
Increase (decrease) in liabilities		
Clearing fees payable		(1,131)
Commissions payable		124,784
Due to related party		(34,132)
Payroll liabilities		803
Net Cash Provided By Operating Activities		657,175
Cash Flows From Investing Activities		
Purchases of investments		(290)
Net Cash Used in Investing Activities		(290)
Cash Flows From Financing Activities		
Distributions to stockholder		(21,247)
Net Cash Used in Financing Activities		(21,247)
Net Increase in Cash and Cash Equivalents		635,638
Cash and Cash Equivalents, Beginning of Year		2,689,686
Cash and Cash equivalents, End of Year	$	3,325,324
Supplemental Disclosures of Cash Flow Information		
Cash paid for interest	$	769
Income taxes paid for State PTE	$	0

1. **Nature of Operations and Basis of Presentation**

   Nature of Operations

   First Heartland● Capital, Inc. (the "Company"), was incorporated in Missouri on March 23, 1993 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation. The Company's customer base includes other institutional clients as well as individuals and entities, all of which effect transactions in a wide array of financial instruments.

   The Company has an agreement with a national broker-dealer to clear certain of its proprietary and customer transactions on a fully disclosed basis. This agreement requires that $100,000 of cash and/or securities be maintained with the broker-dealer. At December 31, 2025, the Company has $100,000 included in Deposits relating to this requirement.

   Basis of Presentation

   The accompanying financial statements have been prepared in accordance with the provisions of the Financial Accounting Standard Board ("FASB"), Accounting Standards Codification (the "FASB ASC"), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America ("GAAP"). All references to authoritative guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

2. **Summary of Significant Accounting Policies**

   Variable Interest Entities

   The Company follows guidance issued by the FASB on the consolidation of variable interest entities. A variable interest entity ("VIE") is a legal entity whose equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk to permit the entity to finance its own activities without additional subordinated financial support from other parties. Guidance issued by the FASB provides the framework for determining whether a VIE should be consolidated based on the power to direct the activities that most significantly impact the VIE's economic performance, the obligation to absorb expected losses of the VIE, or the right to receive the expected residual returns of the VIE. A variable interest holder that consolidates the VIE is called the primary beneficiary. The primary beneficiary should include VIE's assets and liabilities and results of operations in its consolidated financial statements until a reconsideration event, as defined by FASB, occurs to require deconsolidation of the VIE. At the deconsolidation date, the assets and liabilities of the VIE are removed from the consolidated financial statements and any assets and liabilities of the Company that were eliminated in the consolidation are restored.

   Use of Estimates

   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value Measurements

The Company follows guidance issued by the FASB on fair value measurements, which establishes a framework for measuring fair values, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. This guidance applies whenever fair value is the applicable measurement. The three general valuation techniques used to measure fair value are the market approach, cost approach, and income approach. The guidance established a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into Levels 1, 2, and 3. Level 1 inputs consist of unadjusted quoted prices in active markets for identical instruments and have the highest priority. Level 2 inputs include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or inputs other than quoted prices that are directly or indirectly observable. Level 3 inputs are unobservable and are given the lowest priority.

Carrying amounts of certain financial instruments such as cash and cash equivalents, receivables, and accounts and other payables approximate fair value due to their short maturities or because the terms are similar to market terms. There have been no changes to the above methodology during the year.

Cash and Cash Equivalents

The Company considers all temporary cash investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Investments

As of December 31, 2025, the Company classifies all investments as trading securities. Trading securities are carried at fair value with unrealized holding gains and losses included in earnings. Realized gains and losses are included in earnings and are derived using the average cost method for determining the cost of securities sold. Dividend and interest income is recognized when earned.

Commissions Receivable

Commissions receivable are uncollateralized obligations due under normal trade terms generally requiring payment within 30 days of the invoice date.

The Company provides an allowance for current expected credit losses equal to the estimated losses that will be incurred in the collection of commissions receivable, if any. When necessary, this estimate is based on historical experience coupled with a review of the current status of existing receivables and reasonable economic forecasts. The allowance and associated commissions receivable are reduced when the receivables are determined to be uncollectible. Currently, the Company considers commissions receivable to be fully collectible.

Property and Equipment

Property and equipment is stated at cost. Major additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. When assets are sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts. Any gain or loss arising from such disposition is included as income or expense in the year of disposition.

Depreciation is computed using the straight line method over the estimated useful lives of the assets, which is estimated to be 5 years.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, receivables, and investments. The Company maintains its cash primarily with three financial institutions. Within one of the financial institutions, the Company utilizes an Insured Cash Sweep service that sweeps funds into multiple Federal Deposit Insurance Corporation ("FDIC") insured institutions. Deposits in these accounts at these banks are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2025, the Company has approximately $0 of uninsured funds. The Company performs ongoing credit evaluations of its customers and maintains allowances, as needed, for potential credit losses. Although the Company is directly affected by the financial stability of its customer base, management does not believe significant credit risk exists at December 31, 2025. The Company maintains its investments and brokerage deposit with one brokerage firm. Securities held at this firm are insured by the SIPC up to $500,000.

Revenue Recognition

Commission income is recognized as earned. Billed, but not collected amounts, are reflected as commissions receivable.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of principal transactions, agency transactions and administrative services. The Company has identified its CEO as the Chief Operating Decision Maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and as such, a single reportable segment whose business activities are managed by the CODM using the information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Income Taxes

The stockholder of the Company elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Earnings and losses after the date of election are included in the personal income tax return of the stockholder. Accordingly, the financial statements do not include a provision for income taxes.

The Company is required to evaluate tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns and recognize a tax liability if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2025, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

If applicable, the Company recognized interest and penalties related to unrecognized tax liabilities in the statement of income and comprehensive income.

First Heartland● Capital, Inc.
Notes to Financial Statements
December 31, 2025

Management is required to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by taxing authorities for years before 2022. As of and for the year ended December 31, 2025, the Company did not have a liability for any unrecognized taxes.

The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months.

Subsequent Events

The Company has evaluated subsequent events through February 25, 2026 the date the financial statements were available to be issued.

3. **Property and Equipment**

Property and equipment at December 31, 2025, is as follows:

Computer hardware	$	415,267
Computer software		340,564
Furniture and fixtures		130,506
		886,337
Less accumulated depreciation		881,640
	$	4,697

Depreciation expense for the year ended December 31, 2025 totaled $2,366.

4. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum regulatory net capital of $50,000 and requires the ratio of aggregate indebtedness to regulatory net capital shall not exceed 15 to 1. At December 31, 2025, the Company was in compliance with both of the above stated net capital rules.

5. **Related Party Transactions and Variable Interest Entities**

Leasing Arrangements

The Company leases its offices in Lake St. Louis, Missouri from an affiliated corporation which the owner

of the Company also controls. The affiliated corporation leases the offices from a limited liability company in which the sole stockholder of the Company has a 100% interest. Rent expense amounted to $352,481 for the year ended December 31, 2025. This expense is recorded with the administrative fees discussed below.

Variable Interest Entities

The Company has evaluated the above leasing arrangement to determine whether they hold a significant variable interest in a VIE and are the primary beneficiary. The affiliated corporation leases 45% of their portion of the building to the Company. The Company has no exposure to loss as a result of this lease due to the fact that the lease is with an affiliated corporation. The Company has concluded that since it does not have the power to direct the activities of the VIE that most significantly impact its economic performance, the Company is not the primary beneficiary and, accordingly, consolidation of the VIE is not required.

Administrative Fees

The Company receives administrative fees from two affiliated entities, all of which are controlled by the Company's owner, for their share of certain operating expenses. Administrative fees consist of payroll, rent, and other operating expenses and are allocated on a per employee basis. Allocations have been based primarily of actual time spent by Company employees with respect to each entity. The Company believes that such allocation methods are reasonable. Administrative fees totaled $2,024,782 for the year ended December 31, 2025. These fees are netted against administrative fee expense paid to affiliated entities.

6. **Retirement Plans**

   The Company provides retirement benefits to its employees under a Defined Contribution Plan.

   The Company maintains a contributory profit sharing plan under Section 401(k) of the Internal Revenue Code covering substantially all employees who meet certain eligibility requirements. Employer contributions to the plan totaled $299,038 for the year ended December 31, 2025.

7. **Contingencies**

   In the normal course of business, the Company is party to litigation and arbitration actions involving their broker activities. In the opinion of management and legal counsel, all such matters are adequately covered by insurance, or if not so covered, are without merit or involve such amounts that unfavorable disposition would not have a material effect on the financial position of the Company.

8. **Risk Associated with Financial Instruments**

   In the normal course of business, the Company's customer and clearing agent activities involve the execution and settlement of various customer security transactions. These activities may expose the Company to certain risks in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

   The Company does not anticipate nonperformance by customers or it's clearing broker in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the clearing broker, and financial institutions with which it conducts business.

9. **Revenue from Contracts with Customers**

Brokerage Commissions. The Company buys and sells securities on behalf of its customers. Typically, each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company, through its clearing firm, fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. For the period ended December 31, 2025, brokerage commissions totaled $1,471,937.

Distribution Fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distributions fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this restraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods. For the period ended December 31, 2025, distribution fees (12b-1 fees) totaled $2,473,651.

Other Non-Brokerage Commissions. In addition, the Company enters into arrangements with other investment product providers for the sale of various investment products (insurance products). The Company may receive commissions paid by the investment provider up front or over time, or as a combination thereof. The Company believes that its performance obligation is the sale of investment products to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the product at future points in time as well as the length of time the investor remains in the product, both of which are highly susceptible to factors outside the Company's influence, the

Company does not believe that it can overcome this restraint until the market value of the product and the investor activities are known, which are usually quarterly or annually. Any commissions recognized but not collected are reflected as commissions receivable. For the period ended December 31, 2025, non-brokerage commissions from fixed and variable insurance sales totaled $18,467,324.


First Heartland● Capital, Inc.
Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness
to Net Capital Under Rule 15c3-1
Schedule 1
December 31, 2025


Total Stockholder's Equity qualified for net capital	$	3,461,920
Less non-allowable assets:		
Investments		13,127
Company's portion of aged commissions receivable		38,800
Representative receivable		47,577
Loan receivable		325,000
Property and equipment, net		4,697
CRD deposit		5,865
Total non-allowable assets		435,066
Net capital before haircuts on securities positions		3,026,854
Haircuts on securities		-
Net Capital	$	3,026,854
Aggregate Indebtedness		
Items included in statement of financial condition		
Clearing fees payable	$	5,867
Commissions payable		376,586
Due to related party		209,849
Loan guarantee payable		200,000
Payroll liabilities		4,330
Total aggregate indebtedness	$	796,632
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	53,109
Minimum dollar net capital requirement	$	50,000
Excess net capital	$	2,973,745
Ratio of aggregate indebtedness to net capital		.2632 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding computation in the unaudited Part IIA FOCUS Report.

First Heartland® Capital, Inc. (the "Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii) as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and record pertaining thereto pursuant to the requirements of 17 C.F.R. §240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

First Heartland® Capital, Inc.

I, David M. Hoff, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _David M Hoff_
President

02 /25 /2026



Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
First Heartland Capital, Inc.
Lake St. Louis, Missouri

We have reviewed management's statements, included in the accompanying Schedule 2 - Exemption Report, in which (1) First Heartland Capital, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which First Heartland Capital, Inc. claimed the following exemption from 17 C.F.R. §240.15c3-3: Provision (k)(2)(ii) (exemption provision) and (2) First Heartland Capital, Inc. stated that First Heartland Capital, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. First Heartland Capital, Inc.'s management is responsible for compliance with the exemption provision and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to proprietary trading. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to its customer other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

First Heartland Capital, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Heartland Capital, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

THE POWER TO DREAM BIG

St. Louis
800 Market Street, Suite 500
St. Louis, MO 63101-2501

Chesterfield
16090 Swingley Ridge Road, Suite 220
Chesterfield, MO 63017-2064

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Page 17

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Anders Minkler Huber & Helm LLP

St. Louis, Missouri

February 25, 2026